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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                           under Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                        Sodexho Marriott Services, Inc.
                           (Name of Subject Company)

                        Sodexho Marriott Services, Inc.
                       (Name of Person Filing Statement)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  833793 10 2
                     (CUSIP Number of Class of Securities)

                                Robert A. Stern
                   Senior Vice President and General Counsel
                        Sodexho Marriott Services, Inc.
                          9801 Washingtonian Boulevard
                         Gaithersburg, Maryland  20878
                                 (301) 987-4500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                             Howard I. Flack, Esq.
                         Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                             555 13th Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                     [SODEXHO MARRIOTT SERVICES, INC. LOGO]

                                                           FOR IMMEDIATE RELEASE

Media Relations:
Leslie Aun (301) 987-4550

Investor Relations:
Jim Duke (301) 987-4333


  SODEXHO MARRIOTT SERVICES REACHES AGREEMENT FOR SODEXHO ALLIANCE TO ACQUIRE
                    SODEXHO MARRIOTT SERVICES' PUBLIC SHARES

GAITHERSBURG, Md., May 2 /PRNewswire/ -- Sodexho Marriott Services (SDH-NYSE) announced today that it has reached an agreement with Sodexho Alliance S.A. (EXHO-PARIS) for Sodexho Alliance to acquire all company shares it does not already own for $32 per share in cash. Based on the outstanding Sodexho Marriott Services shares held by the public, the total equity value of the transaction is approximately $1.1 billion.

Under the agreement, Sodexho Alliance will commence a cash tender offer no later than May 21, 2001 for all publicly held shares of the company. Any company shares not acquired in the tender offer will be acquired in a second step merger for the same cash consideration. The tender offer is not subject to any financing condition, but is subject to other customary closing conditions.

Sodexho Alliance has held an approximate 48% interest in Sodexho Marriott Services since its formation in 1998. On January 24, 2001 Sodexho Alliance made an acquisition proposal to the Sodexho Marriott Services at $27 per share. The Sodexho Marriott Services Board of Directors designated a special committee of independent directors to evaluate Sodexho Alliance's offer. The current transaction at $32 per share has been approved by the Board of Sodexho Marriott Services based on the unanimous recommendation of the special committee, which concluded that the transaction was in the best interests of the company's public shareholders.

The special committee was advised by UBS Warburg LLC. Sodexho Alliance was advised by Goldman, Sachs & Co.

"Since the formation of our company, our people have worked very hard to create value for our shareholders, our clients and our customers,'' said Michel Landel, president and CEO of Sodexho Marriott Services. "We believe that this transaction helps us continue to build on the strong foundation that we have established."

Sodexho Marriott Services, Inc. is the largest provider of food and facilities management in North America, with $4.7 billion in annual sales. Sodexho Marriott Services offers a variety of innovative outsourcing solutions, including food service, housekeeping, grounds keeping, plant operations and maintenance, asset and materials management, and laundry services to corporations, health care facilities, schools, universities and colleges, and remote sites. Headquartered in Gaithersburg, MD, the company has 111,000 employees at 5,000 locations across the U.S. and Canada.

Security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Sodexho Alliance with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Sodexho Marriott Services with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Sodexho Alliance and Sodexho Marriott Services at the SEC's Web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the offer. The solicitation/recommendation statement and related documents may be obtained by directing such requests to Jim Duke, Investor Relations, (301) 987-4333.